Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Annual Report [ Form 40-F] of Stantec Inc. [“the Company”] of our audit reports dated February 25, 2009, with respect to consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company, included in the 2008 Financial Review to Shareholders of the Company.

Edmonton, Canada, February 25, 2009	Chartered Accountants